SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMPERIAL PETROLEUM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y3894J 10 4

(CUSIP Number)

Harry N. Vafias

c/o Imperial Petroleum Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

011 30210 625 0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Finn Murphy, Esq.

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 459-7257

March 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y3894J 10 4	13D

1	NAME OF REPORTING PERSONS Flawless Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 888,181
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 888,181
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.27%(1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Based on 69,937,222 common shares outstanding as of March 28, 2022, as reported in Imperial Petroleum Inc.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2022.

CUSIP No. Y3894J 10 4	13D

1	NAME OF REPORTING PERSONS Harry N. Vafias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,032,382
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,032,382
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,382
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.48%(1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Based on 69,937,222 common shares outstanding as of March 28, 2022, as reported in Imperial Petroleum Inc.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2022.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D (originally filed December 13, 2021) relates to the common stock, par value $0.01 per share (“Common Stock”), of Imperial Petroleum Inc., a Marshall Islands corporation (the “Company”). The principal executive office of the Company is located at 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

This Amendment No. 1 is being filed by the Reporting Persons (as defined below) as a result of the dilution of the Reporting Persons’ ownership percentage resulting from the issuance of shares of Common Stock by the Company in underwritten public offerings consummated on February 2, 2022 and March 23, 2022, and exercises of warrants issued in such offerings. As a result of these transactions, the Reporting Persons no longer beneficially own more than 5% of the outstanding shares of Common Stock.

Unless indicated otherwise, all items left blank remain unchanged.

Item 2. Identity and Background

(a)-(c), (f) This Amendment No. 1 to Schedule 13D is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation (“Flawless”), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the “Reporting Persons”). The principal business of Flawless is investing in securities. The business address of each of the Reporting Persons is c/o Imperial Petroleum Inc., 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. The sole officer and director of Flawless is Harry N. Vafias who is the Director, President, Secretary and Treasurer of Flawless. Harry N. Vafias is an individual of Greek citizenship who is the Chief Executive Officer, President and a director of the Company and the Chief Executive Officer, President, Chief Financial Officer and a director of StealthGas Inc.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, the Reporting Persons’ beneficial ownership of the Common Stock is as follows (the percentages are based on 69,937,222 common shares outstanding as of March 28, 2022, as reported in Imperial Petroleum Inc.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2022):

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percentage
Flawless Management Inc.	888,181	—	1.27%
Harry N. Vafias	1,032,382	—	1.48%

(b) Number of shares of Common Stock beneficially owned as to which the Reporting Persons have:

(i) sole power to vote or direct the vote:

Name	Number of Shares
Flawless Management Inc.	888,181
Harry N. Vafias	1,032,382

(ii) sole power to dispose or direct the disposition of:

Name	Number of Shares
Flawless Management Inc.	888,181
Harry N. Vafias	1,032,382

(c) No transactions in the Company’s Common Stock by the Reporting Persons were effected in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Company’s underwritten public offering consummated on March 23, 2022, the Reporting Persons each entered into a lockup agreement, dated as of March 20, 2022, with Maxim Group LLC, the underwriter of such offering, restricting transfers of securities of the Company or interests with respect thereto by the Reporting Persons for a period of 90 days after the closing of the offering on March 23, 2022. Except as otherwise reported on this Schedule 13D, the Reporting Persons do not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated April 4, 2022, among Flawless Management Inc. and Harry N. Vafias.

Exhibit 2: Form of Lockup Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Company’s Report on Form 6-K furnished to the SEC on March 23, 2022).

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2022

FLAWLESS MANAGEMENT INC.

By:	/s/ Harry N. Vafias
Harry N. Vafias
President

/s/ Harry N. Vafias
Harry N. Vafias

EXHIBIT INDEX

The following is filed as an Exhibit to this Schedule 13D:

Exhibit 1: Joint Filing Agreement, dated April 4, 2022, between Flawless Management Inc. and Harry N. Vafias.a

Exhibit 2: Form of Lockup Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Company’s Report on Form 6-K furnished to the SEC on March 23, 2022).